Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of  BankUnited, Inc. as of October 21, 2010, including the name of each subsidiary and its jurisdiction of incorporation:

1.	BankUnited	USA

2.	BankUnited Investment Services, Inc.	Florida

3.	Bay Holdings, Inc.	Florida

4.	BU Delaware, Inc.	Delaware

5.	BU REIT, Inc.	Florida

6.	CRE Properties, Inc.	Florida

7.	Pinnacle Public Finance, Inc.	Delaware

8.	T&D Properties of South Florida, Inc.	Florida

9.	United Capital Business Lending, Inc.	Delaware